10026276

SEC Mail Processing Section
FEB 26 2010
Washington, DC
122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20851

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trade Manage Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

299 Market Street
(No. and Street)

Saddle Brook	NJ	07663
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Glicklin, CPA
(Name – *if individual, state last, first, middle name*)

1600 Front Street	East Meadow	NY	11554
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Edward Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trade Manage Capital, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOSEPHINE TORRES
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 10/19/2010
Sworn to and subscribed before me this 24 day of Feb 2010

Notary Public

Signature

Vice President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Retained Earnings
- ☒ (e) Statement of Changes in Stockholders' Equity ~~or Partners' or Sole Proprietors' Capital~~.
- ☒ (f) Statement of ~~Changes in Liabilities Subordinated to Claims of Creditors~~ Cash Flows
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARTHUR GLICKLIN
CERTIFIED PUBLIC ACCOUNTANT
1600 FRONT STREET
EAST MEADOW, NEW YORK 11554

ARTHUR GLICKLIN
CERTIFIED PUBLIC ACCOUNTANT

1600 FRONT STREET
EAST MEADOW, NY 11554

Tel. (516) 486-7850
Fax (516) 486-7911

Independent Auditor's Report

To the Board of Directors and Stockholders of
Trade Manage Capital, Inc.

I have audited the accompanying Statement of Financial Condition of Trade Manage Capital, Inc. as of December 31, 2009, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trade Manage Capital, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Glicklin, CPA
February 23, 2010

Trade Manage Capital, Inc.
Statement of Financial Condition
As of December 31, 2009

Exhibit A

Assets

Cash		$1,285,030.37
Accounts Receivable-Clearance Account		22,630.94
-Other		57,605.07
Fixed Assets at Cost - Net of Accumulated Depreciation		143,895.01
Loans Receivable from Non Customers		54,116.18
Other Assets - Prepaid Expenses & Security Deposits		84,340.62
Total Assets		$1,647,618.19

Liabilities and Stockholders Equity

Liabilities		
Accrued Expenses and Accounts Payable		$531,564.45
Stockholders Equity		
Capital Stock Issued		
Common Stock .001 Par Value, Issued and Outstanding 1,467,764 Shares	$2,725,571.34	
Additional Paid In Capital	164,000.25	
Retained Earnings Per Exhibit C	(1,150,139.67)	
Total	$1,739,431.92	
Less: Cost of Treasury Stock	(623,378.18)	
Total Stockholders Equity		1,116,053.74
Total Liabilities & Stockholders Equity		$1,647,618.19

See Independent Auditor's Report and the accompanying notes to financial statements.

Trade Manage Capital, Inc.
Statement of Income
For the Calendar Year 2009

Exhibit B

Revenues		
Commissions etc.		$7,457,759.83
Interest & Dividends		4,441.20
Total Revenues		$7,462,201.03
Expenses		
Commissions, Employees' Compensation & Benefits (Schedule B-1)	$4,519,568.19	
Selling, General & Administrative Expenses (Schedule B-2)	1,083,486.37	
Regulatory Expenses (Schedule B-3)	82,021.90	
Total Expenses		5,685,076.46
Net Income Before Federal Income Taxes		$1,777,124.57
Less: Provision For Federal Income Taxes		0.00
Net Income (Note 5)		$1,777,124.57

See Independent Auditor's Report and the accompanying notes to financial statements.

Trade Manage Capital, Inc.
Commissions, Employees Compensation & Benefits
For The Calendar Year 2009

Schedule B-1

Employees' Salaries & Bonuses Etc.	$2,091,564.82
Officers' Salaries & Bonuses	2,052,438.35
Payroll Taxes	214,669.22
Employees' Pension Fund (Note 2)	92,174.03
Employees' Group Insurance	68,721.77
Total	$4,519,568.19

See Independent Auditor's Report and the accompanying notes to financial statements.

Trade Manage Capital, Inc.
Selling, General & Administrative Expenses
For the Calendar Year 2009

Schedule B-2

Data Services Quotes etc.	$631,733.65
Rent (Note 3)	190,282.08
Computer & Internet Expenses	24,054.25
Telephone & Utilities	73,508.41
Advertising	20,305.49
Error Expense	13,461.56
Office Supplies & Expenses etc.	47,008.56
Travel, Entertainment & Business Promotion	21,865.41
Insurance (Note 4)	31,961.78
Repairs & Maintenance	2,180.77
Professional Fees and Services	11,648.95
Account Fees	3,423.22
Depreciation Of Fixed Assets	9,613.00
State Income & Franchise Taxes	2,105.00
Interest Expense	334.24
Total	$1,083,486.37

Trade Manage Capital, Inc.
Regulatory Fees & Expenses
For the Calendar Year 2009

Schedule B-3

FINRA Expenses, Licenses & Filing Fees Etc.	$72,271.90
Accounting & Auditing	9,750.00
Total	$82,021.90

See Independent Auditor's Report and the accompanying notes to financial statements.

Trade Manage Capital, Inc.
Statement of Retained Earnings
For the Calendar Year 2009

Exhibit C

Balance - Beginning of Year	($147,252.29)
Add: Net Income Per Exhibit B	1,777,124.57
Less: Distributions to Shareholders	(2,780,011.95)
Balance - End of Year	($1,150,139.67)

Statement of Changes in Stockholders Equity
For the Calendar Year 2009

Exhibit D

Balance - Beginning of Year	$2,118,941.12
Add: Net Income Per Exhibit B	1,777,124.57
Distributions to Shareholders	(2,780,011.95)
Balance - End of Year	$1,116,053.74

See Independent Auditor's Report and the accompanying notes to financial statements.

Trade Manage Capital, Inc.
Statement of Cash Flows
For the Calendar Year 2009

Exhibit E

Cash Flows From Operating Activities		
Net Income Per Exhibit B		$1,777,124.57
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Decrease in Accounts Receivable	$63,178.12	
Increase in Prepaid Expenses & Security Deposits Etc.	(6,264.45)	
Decrease in Accounts Payable, Accrued Expenses etc	(237,131.28)	
Depreciation	9,613.00	
Improvements to New Office	(23,331.44)	
Total Adjustments		(193,936.05)
Net Cash Provided By Operating Activities		$1,583,188.52
Cash Flows From Financing Activities		
Increase in Loans Receivable	(10,716.18)	
Distributions to Shareholders	(2,780,011.95)	
Net Cash Used in Financing Activities		(2,790,728.13)
Decrease in Cash		($1,207,539.61)
Cash at Beginning of Year		2,492,569.98
Cash at End of Year		$1,285,030.37
Supplemental Disclosure of Cash Flow Information:		
State Income Tax Payments During the Year		$2,105.00

See Independent Auditor's Report and the accompanying notes to financial statements.

Trade Manage Capital, Inc.
Computation of Net Capital
As of December 31, 2009

Schedule I

Total Stockholders Equity - Exhibit A		$1,116,053.74
Less: Non Allowable Assets Included In Exhibit A		
Prepaid Expenses & Security Deposits	$84,340.62	
Fixed Assets	143,895.01	
Loans Receivable From Non Customers	54,116.18	
Total Non Allowable Assets		282,351.81
Net Capital Before Haircuts on Securities Positions		$833,701.93
Less: Haircuts on Money Market Funds		(2,697.00)
Net Capital		$831,004.93

See Independent Auditor's Report and the accompanying notes to financial statements.

Trade Manage Capital, Inc.
Computation for Determination of Reserve Requirements Pursuant to Rule 15C3-3
As of December 31, 2009

Schedule II

Not Applicable*

Information Relating to the Possession or Control Requirements Pursuant to Rule 15C3-3
As of December 31, 2009

Schedule III

Not Applicable*

*The above Schedules numbered 2 and 3 are not applicable since the Corporation claims an exemption from Rule 15C3-3 on the grounds that all customer transactions are cleared through Pershing LLC.

Trade Manage Capital, Inc.
Reconciliation of Net Capital Computation
As of December 31, 2009

Schedule IV

Net Capital Per Schedule 1	$831,004.00
Net Capital Per Form X17A-5 Unaudited Focus Report	801,521.00
Difference - Increase	$29,483.00
The Above Difference is Reconciled as Follows:	
Old Outstanding Check Voided	$5,000.00
Increase In Accrued Accounts Receivable	3,828.00
Increase in Accrued Expenses & Taxes Payable	20,655.00
Total Difference	$29,483.00

See Independent Auditor's Report and the accompanying notes to financial statements.

Trade Manage Capital, Inc.
Computation of Aggregate Indebtedness & Percentage of
Aggregate Indebtedness to Net Capital
As of December 31, 2009

Schedule V

Aggregate Indebtedness Liabilities	
Accrued Expenses & Accounts Payable	$531,564.00
Total Aggregate Indebtedness	$531,564.00
Percentage of Aggregate Indebtedness to Net Capital	64.00

See Independent Auditor's Report and the accompanying notes to financial statements.

Trade Manage Capital, Inc.
Notes to Financial Statements
December 31, 2009

Note 1 - Date of Incorporation and Nature of Firm's Business

The company was incorporated in New York State on June 1, 1976 under the name of Yamner & Co., Inc. Its name was changed to Trade Manage Capital, Inc. by amendment dated March 31, 2005.

The company is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) whose name was changed to Financial Industry Regulatory Authority Inc. (FINRA) during the year 2007.

During the month of November 2005 all of the original stock certificates titled in the name of Yamner & Co., Inc. were voided and replaced with new certificates in the name of Trade Manage Capital, Inc.

Note 2 - Employee Pension Fund

The corporation adopted a Pension Fund for the benefit of its employees during the month of December 1981.

Said Fund was discontinued for the calendar year 2001 and the corporation replaced it with a 401(K) Plan for the benefit of its employees. Contributions have been made to this plan by Trade Manage Capital, Inc. for the calendar year 2009 in the amount of $92,174.03.

Note 3 - Rent

The corporation rents offices at 299 Market Street, Saddle Brook, New Jersey, pursuant to a lease starting December 1, 2000 and ending November 30, 2005. The lease was renewed for the term of one year ending November 30, 2006 and subsequently renewed for an additional 13 months ended December 31, 2007 and further extended for 24 months ending December 31, 2009.

The lease was extended for a term of twenty four months effective 1/1/2010. The new extension has the following base rentals:

1/1/2010 - 12/31/2010	$95,522.50 per annum payable monthly
1/1/2011 - 12/31/2011	$98,515 per annum payable monthly.

Pursuant to a lease dated October 2006, the corporation rents office space at 280 North Midland Avenue, Saddle Brook, New Jersey for an emergency back up facility and ancillary offices. This lease is for five years commencing November 1, 2006 and ending October 31, 2011 at a fixed annual rent of $44,880.00 plus 2.0646% of the municipal real estate taxes.

However, during the month of January 2009 the corporation vacated the premises at 280 North Midland Ave, Saddle Brook, New Jersey and it paid a lease termination expense of $55,000. Said expense is included in rent expense for the year.

The corporation then rented space at 15-01 Pollitt Avenue, Fairlawn, New Jersey for its back up facility from a limited liability company owned by Mr. Steven Goldman. Rent for this space commenced in January 2009 in the monthly amount of $3314.

Note 4 - Insurance

As a member of the NASD, the corporation obtained a Securities Dealer Blanket Bond from the National Union Fire Insurance Company of Pittsburgh, PA, effective February 3, 1983. The policy has been renewed for the year November 1, 2009-2010. Said policy has a limit of liability amounting to $1,000,000.00 and it is subject to a loss deductible of $10,000.00.

The total premium applicable to the year 2008 is reflected in Insurance Expense on Exhibit B.

The corporation is a member of the Securities Investors Protection Corporation. Assessments paid to said corporation are included in Insurance Expenses on Exhibit B.

Note 5 - Net Income

The Corporation elected to be treated as a Small Business Corporation for Federal and State Income Taxes effective with the tax year beginning January 1, 2000. Accordingly, no provision is made herein for Federal Income Taxes, although appropriate State Income and Franchise Taxes are included in Schedule B-2.

ARTHUR GLICKLIN
CERTIFIED PUBLIC ACCOUNTANT

1600 FRONT STREET
EAST MEADOW, NY 11554

Tel. (516) 486-7850
Fax (516) 486-7911

Report on Internal Control Required by SEC Rule 17s-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Trade Manage Capital, Inc.

In planning and performing our audit of the financial statements of Trade Manage Capital, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (Internal Control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), I have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g), in the following:

> Making the periodic computations of net capital under Rule 17a-3(a)(11) and the reserve requirements by Rule 15c3-3(e).

Since the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section

ARTHUR GLICKLIN
CERTIFIED PUBLIC ACCOUNTANT

1600 FRONT STREET
EAST MEADOW, NY 11554

Tel. (516) 486-7850
Fax (516) 486-7911

8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

ARTHUR GLICKLIN
CERTIFIED PUBLIC ACCOUNTANT

1600 FRONT STREET
EAST MEADOW, NY 11554

Tel. (516) 486-7850
Fax (516) 486-7911

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by anyone other than these specified parties.

Arthur Glicklin, CPA
East Meadow, NY
February 13, 2010

ARTHUR GLICKLIN
CERTIFIED PUBLIC ACCOUNTANT

1600 FRONT STREET
EAST MEADOW, NY 11554

Tel. (516) 486-7850
Fax (516) 486-7911

Independent Accountant's Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of Trade Manage Capital Inc.
299 Market Street
Saddle Brook, NJ

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Trade Manage Capital Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and [other designated examining authority or specified parties of report], solely to assist you and the other specified parties in evaluation Trade Manage Capital Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Trade Manage Capital Inc.'s management is responsible for Trade Manage Capital Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accounts. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported on From SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in From SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

ARTHUR GLICKLIN
CERTIFIED PUBLIC ACCOUNTANT

1600 FRONT STREET
EAST MEADOW, NY 11554

Tel. (516) 486-7850
Fax (516) 486-7911

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Glicklin, CPA
February 23, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

020851 FINRA DEC
TRADE MANAGE CAPITAL INC 10*10
299 MARKET ST STE 410
SADDLE BROOK NJ 07663-5319

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 13,147

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (4,765)

7/21/2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 8382

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 8,382

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 8,382

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Trade Manage Capital Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CCO
(Title)

Dated the 19 day of Feb, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,347,763
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	5,347,763
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	87,054
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 417	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 2,075	
Enter the greater of line (i) or (ii)	2,075
Total deductions	89,129
2d. SIPC Net Operating Revenues	$ 5,258,634
2e. General Assessment @ .0025	$ 13,147

(to page 1 but not less than $150 minimum)